EXHIBIT 12

CLECO POWER LLC
COMPUTATION OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

(Unaudited)

	2001	2000	1999	1998	1997
	(Thousands, except ratios)

Earnings from continuing operations	$ 59,138	$ 59,857	$ 56,683	$ 53,801	$ 52,519
Income taxes	31,290	30,998	27,272	26,666	27,729

Earnings from continuing operations before income taxes	$ 90,428	$ 90,855	$ 83,955	$ 80,467	$ 80,248
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Fixed charges:
Interest, long-term debt	$ 23,813	$ 24,929	$ 25,377	$ 23,350	$ 23,676
Interest capitalized	--	--	--	--	--
Interest, other (including interest on short-term debt)	3,304	3,427	1,755	3,666	3,873
Amortization of debt expense, premium, net	879	946	1,282	1,248	1,206
Portion of rentals representative of an interest factor	527	493	615	486	487

Total fixed charges	$ 28,523	$ 29,795	$ 29,029	$ 28,750	$ 29,242
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Earnings from continuing operations before income taxes and fixed charges	$118,951	$120,650	$112,984	$109,217	$109,490

Ratio of earnings to fixed charges	4.17x	4.05x	3.89x	3.80x	3.74x
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Total fixed charges from above	$ 28,523	$ 29,795	$ 29,029	$ 28,750	$ 29,242
Preferred stock dividends	--	--	1,315	2,814	2,884

Total fixed charges and preferred stock dividends	$ 28,523	$ 29,795	$ 30,344	$ 31,564	$ 32,126
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Ratio of earnings to combined fixed charges and preferred stock dividends	4.17x	4.05x	3.72x	3.46x	3.41x
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